

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 16, 2007

By Facsimile and U.S. Mail

Mr. Jonathan R. Burst
Chief Executive Officer
International Fuel Technology, Inc.
7777 Bonhomme, Suite 1920
St. Louis, Missouri 63105

      Re: **International Fuel Technology, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed April 2, 2007
              File No. 000-25367

Dear Mr. Burst:

      We have reviewed your Form 10-K for the fiscal year ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   We note your disclosure that your focus is to sell your technology to consumer in global markets. Please disclose the amount of revenues from external customers attributed to your domestic operations and to all foreign countries in total from which you derive revenues. If revenues from external customers attributed to an individual foreign country are material, please disclose such revenues separately. Refer to paragraph 38 of SFAS 131.

Note 3. Stockholders' Equity, page F-12

2.   We note that you issued 300,000 shares to the prior Blencathia owner and had a contractual obligation to cover any deficiency if the 300,000 shares were less than $500,000 at the time of sale. You further indicate that any deficiency was to be made up by issuing additional shares or paying the difference in cash. Please tell us whether the settlement method is at your discretion or the counterparty's. If the settlement method is at your discretion, please tell us how you determined that the $500,000 obligation should be classified as a liability rather than equity. Refer to EITF 00-19. Finally, please clarify when the counterparty sold the 300,000 shares and realized the $150,000 in proceeds.

3.   We note your disclosure that related party transactions are recorded at historical carryover basis. Please tell us and include the disclosures required by paragraphs 2-4 of SFAS 57.

Note 4. Options, page F-14

4.   We note that certain of your options and warrants granted were for distribution consulting services. Please tell us the nature of these agreements and indicate how you determined the appropriate measurement date and recognition approach when granting such equity instruments. In addition, please tell us if the quantity and terms of the instruments are known up front. Refer to EITF 96-18.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief